June 30, 2016

VIA EDGAR AND U.S. MAIL

Mr. Lyn Shenk

Branch Chief

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549, U.S.A.

Re:	LATAM Airlines Group S.A. Form 20-F for Fiscal Year Ended December 31, 2015 Filed April 29, 2016 File No. 001-14728

Dear Mr. Shenk:

By letter dated June 22, 2016, the staff of the Securities and Exchange Commission (the “Staff” and the “Commission,” respectively) provided comments to LATAM Airlines Group S.A.’s Form 20-F for the Fiscal Year Ended December 31, 2015. In response to the Staff’s comments and on behalf of LATAM Airlines Group S.A. and its consolidated subsidiaries (collectively, “LATAM” or the “Company”), we hereby submit the response below.

The Staff’s comment is set forth below in boldface type.

Form 20-F for Fiscal Year Ended December 31, 2015

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page F-12

1.	1. On page 7 you state that LATAM did not pay dividends regarding periods 2013, 2014 and 2015. However, it is reported on the statement of cash flows that dividends were paid in each of these years. Please tell us what the dividend payments reported on the statement of cash flows represent.

Dividends disclosed in the statement of cash flows for the years 2013, 2014 and 2015 relate to dividends paid by subsidiaries of LATAM Airlines Group in which the Company has an ownership interest of less than 100%. Specifically, they correspond to dividends paid by Lan Perú S.A. and by Multiplus S.A., a subsidiary of TAM and a publicly traded company in Brazil. Therefore, these dividends represent the payments made by subsidiaries to holders of the non-controlling interests.

1

General

2.	You state on page 19 of the 20-F that you offer services through code-sharing and interline agreements to destinations in Africa and the Middle East, regions that include Sudan and Syria. You state on page 29 that you are a member of oneworld alliance, and you identify Qatar as an alliance member. The oneworld alliance website offers flights serving Sudan, through Qatar Airways.

Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria since your letter to us dated February 10, 2014, whether through subsidiaries, affiliates, partners, joint ventures, alliance members or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

LATAM does not operate any flights, directly or through code share agreements, to either Sudan or Syria. LATAM has no assets (including no jointly owned businesses) or employees in Sudan or Syria. LATAM is member of the Oneworld alliance, which has a total of 15 member airlines. Some of these other airline participants of the Oneworld alliance may have operations in or flights to and from Syria and Sudan. In addition, we are party to interline agreements, which allow participating carriers to indirectly sell destinations through interline services. LATAM, however does not believe that its participation in these very limited interline sales pose a material investment risk for its security holders.

3.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As described in more detail below, LATAM does not consider its current very limited interline sales to said destinations to pose a material investment risk for its security holders, notwithstanding the fact that Sudan and Syria have been identified by the U.S. State Department as sponsors of terrorism and are subject to U.S. economic sanctions and asset controls. LATAM has considered both quantitative and qualitative factors in reaching this conclusion.

2

Quantitative Considerations

As stated above, LATAM does not operate any flights, directly or through code share agreements, to either Sudan or Syria. LATAM does not generate any revenues, either from its passenger or its cargo business, related to operations in or flights to and from Syria by other Oneworld participating airlines. Regarding Sudan, LATAM generates less than 0, 01% of its revenues from interline sales to and from such destination by other Oneworld participating airlines.

Non-Quantitative Considerations

With respect to non-quantitative factors, LATAM does not believe that such limited interline sales pose a material investment risk for our security holders. LATAM discloses its relationship with Oneworld members on its website and in its annual reports on Form 20-F. Based on communications with investors and analysts who follow LATAM, LATAM has no reason to believe that either its existing shareholders or potential new investors would consider its current interline relations with airlines that have flights to and from or operations in Sudan and Syria as a factor negatively affecting LATAM’s reputation or share value. LATAM respectfully submits that its current interline sales of destinations is not uncommon in the airline industry, and represents the norm rather than the exception.

In summary, notwithstanding the fact that Sudan and Syria have been identified by the U.S. State Department as sponsors of terrorism and are subject to U.S. economic sanctions and asset controls, LATAM does not believe that its current involvement in such operations pose a material investment risk for our security holders, considering both quantitative and non-quantitative factors.

*      *      *

In accordance with your request, LATAM acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LATAM is grateful for your assistance in this matter. LATAM trusts that its responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or requires further assistance, please do not hesitate to contact Gisela Escobar at (562) 2565 8785 or gisela.escobar@latam.com.

3

Sincerely,

Enrique Cueto Plaza
Chief Executive Officer
LATAM Airlines Group S.A.

4